UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 12, 2021

MID PENN BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	1-13677	25-1666413
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

349 Union Street Millersburg, Pennsylvania	1.866.642.7736	17061
(Address of Principal Executive Offices)	( Registrant’s telephone number, including area code)	(Zip Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	MPB	The NASDAQ Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b) )

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4( c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

MID PENN BANCORP, INC.

FORM 8-K

Item 7.01	Regulation FD Disclosure.

The attached presentation contains information that the members of Mid Penn Bancorp, Inc. management will use during visits with investors, analysts, and other interested parties during the fourth quarter of 2021.

A copy of the presentation is attached as Exhibit 99.1 to this report and is being furnished under Item 7.01 of this Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)        Exhibits

Exhibit No.	Description

99.1	Investor Presentation dated November 2021.

104	Cover Page Interactive Date File (embedded within the XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MID PENN BANCORP, INC.

Date: November 12, 2021	/s/ Rory G. Ritrievi
Rory G. Ritrievi
Chair, President and Chief Executive Officer

Exhibit 99.1 DRAFT 04.07.2021 MID PENN BANCORP, INC. Investor Presentation November 2021 1

DISCLOSURES Important Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Mid Penn Bancorp, Inc. (“Mid Penn”) of Riverview Financial Corporation (“Riverview”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Mid Penn has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of Mid Penn and Riverview and a prospectus of Mid Penn (the “Joint Proxy/Prospectus”), and each of Mid Penn and Riverview may file with the SEC other relevant documents concerning the proposed transaction. The definitive Joint Proxy/Prospectus has been mailed to shareholders of Mid Penn and Riverview. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY MID PENN AND RIVERVIEW, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MID PENN, RIVERVIEW AND THE PROPOSED TRANSACTION Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about Mid Penn and Riverview, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to Mid Penn Bancorp, Inc., 349 Union Street, Millersburg, Pennsylvania 17061, attention: Investor Relations (telephone (717) 692-7105), or by directing a request to Riverview Financial Corporation, 3901 North Front Street, Harrisburg, Pennsylvania 17110, attention: Investor Relations (telephone (717) 957-2196) Participants in the Solicitation Mid Penn, Riverview and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Mid Penn or Riverview in respect of the proposed transaction. Information about Mid Penn’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 25, 2021, and other documents filed by Mid Penn with the SEC. Information regarding Riverview’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 28, 2021, and other documents filed by Riverview with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy/Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph. 2

FORWARD LOOKING STATEMENTS Forward-Looking Statements This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact Mid Penn expects its proposed merger with Riverview to have on the combined entity’s operations, financial condition, and financial results, and Mid Penn’s expectations about its ability to successfully integrate their respective businesses and the amount of cost savings and overall operational efficiencies Mid Penn expects to realize as a result of the proposed acquisition. The forward-looking statements also include predictions or expectations of future business or financial performance, as well as goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “intend,” “expect,” “anticipate,” “strategy,” “plan,” “estimate,” “approximately,” “target,” “project,” “propose,” “possible,” “potential,” “should” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of Mid Penn) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; the outcome of any legal proceedings that may be instituted against Mid Penn or Riverview; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of Mid Penn and Riverview will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom Mid Penn or Riverview have business relationships; diversion of management time on merger- related issues; risks relating to the potential dilutive effect of the shares of Mid Penn common stock to be issued in the proposed transaction; the reaction to the proposed transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Mid Penn, Riverview and the proposed transaction; and other factors, many of which are beyond the control of Mid Penn and Riverview. We refer you to the “Risk Factors” section of the Registration Statement and the Joint Proxy/Prospectus, the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Mid Penn’s Annual Report on Form 10-K for the year ended December 31, 2020, and any updates to those risk factors set forth in Mid Penn’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by Mid Penn with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Mid Penn or its respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither Mid Penn nor Riverview undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as specifically required by law. Third Party Sources and Non-GAAP Financial Measures Certain information contained in this presentation and statements made orally during this presentation relate to or are based on publications and other data obtained from third-party sources. While Mid Penn believes these third-party sources to be reliable as of the date of this presentation, Mid Penn has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of certain non-GAAP financial measures to GAAP financial measures are provided in the Appendix. Numbers in this presentation may not sum due to rounding. 3

Mid Penn Bancorp, Inc. Overview Holding Company for Mid Penn Bank Franchise Highlights • Banking subsidiary: Mid Penn Bank (est. 1868), state Assets Loans Deposits chartered non member bank and trust company, headquartered in Millersburg, PA $2.4 B $3.0 B $3.5 B • A PA based commercial bank operating strategically in western, central and eastern markets ü 36 full-service retail banking locations in the counties of Berks, Bucks, Chester, Cumberland, Financial Highlights Dauphin, Fayette, Lancaster, Luzerne, Montgomery, Northumberland, Schuylkill and Westmoreland MRQ NCOs / Avg. 2 MRQ ROAA 1.11% 0.15% • Dedicated to providing comprehensive banking and 2 Loans trust services, including wealth management 2 1 MRQ ROAE 11.23% TCE / TA 8.35%• Completed $75 million common stock follow-on offering on May 4, 2021 MRQ NIM 3.26% Total Capital 15.83% • Announced acquisition of Riverview Financial for $125 million on June 30, 2021 ü Adds $1.2 billion in total assets NPAs / Assets 0.20% Loans / Deposits 80.0% ü Material EPS accretion projected Note: Financial information as of September 30, 2021. Source: S&P Global Market Intelligence, Company Documents. (1) Non-GAAP financial metric. Please see Appendix for GAAP to non-GAAP reconciliation. 4 (2) Annualized financial metric.

Strengthening Presence Across Pennsylvania as a Premier Community Bank

Pro Forma Branch Map



MPB (36)
RIVE (23)[1]
Binghamton
Cleveland
Allegheny National Forest
Scranton
Akron
Youngstown
State College
New York
Allentown
Edison
Pittsburgh
Altoona
Harrisburg
Reading
Trenton
Philadelphia
Toms River
New Jersey
Maryland
Atlantic City
Baltimore
Dover

Top Pennsylvania Headquartered Community Banks[2,3]

Rank	Institution Name	Branches (#)	Total Assets ($M)[4]
1	First Commonwealth Financial	119	$9,478
2	S&T Bancorp Inc.	73	9,436
3	Univest Financial Corp.	45	6,980
4	Republic First Bancorp Inc.	34	5,406
5	CNB Financial Corp.	45	5,246
6	**Pro Forma**	**--**	**4,696**
6	**Mid Penn Bancorp Inc.**	**36**	**3,453**
7	Peoples Financial Services	27	3,234
8	Orrstown Financial Services	26	2,870
25	**Riverview Financial Corp.[1]**	**23**	**1,243**

Top-5 Deposit Market Share by County

Pennsylvania County	Pro Forma Market Share	Pro Forma County Rank
Perry	19.6%	#3
Schuylkill	18.9%	#2
Dauphin	15.4%	#2
Clearfield	13.3%	#2
Huntingdon	11.2%	#4

Harrisburg MSA Deposit Market Share[3]

Rank	Institution Name	Branches (#)	Total Deposits ($M)	Deposit Market Share (%)
1	The PNC Finl Svcs Grp (PA)	9	$5,367	26.90
2	M&T Bank Corp. (NY)	21	2,589	12.98
3	**Pro Forma**	**--**	**1,803**	**9.04**
3	F.N.B. Corp. (PA)	10	1,761	8.83
4	Wells Fargo & Co. (CA)	8	1,584	7.94
5	**Mid Penn Bancorp Inc. (PA)**	**14**	**1,504**	**7.54**
6	Orrstown Financial Services (PA)	8	1,125	5.64
7	Fulton Financial Corp. (PA)	9	1,067	5.35
8	Citizens Financial Group Inc. (RI)	8	834	4.18
15	**Riverview Financial Corp. (PA)**	**6**	**299**	**1.50**

MID PENN BANCORP

(1) Includes 23 community banking offices and 3 limited purpose offices. (2) Community Banks defined as banks with less than $10B in total assets. (3) Branch, Total Deposit and Deposit Market Share data as of June 30, 2021 unless otherwise noted. (4) Total Assets data as of September 30, 2021
Source: S&P Global Market Intelligence, FDIC.

5

Markets of Operation: Low Cost, Stable Deposits and Higher Growth Lending Opportunities Rapid Growth in Attractive Southeastern PA Markets (1) Capital Region Southeast, PA Western, PA Deposit Growth ($M) % of Franchise 65% 19% 16% Berks, Bucks, and Chester Counties % Proj. th Total Deposits as of June 30 for each year Population 0.8% 1.2% (1.7%) First Priority merger closed July 31, 2018 Change (’21 – ’26) $600 Median HH $63,735 $81,992 $55,113 Income $477 $500 % Proj. HH $400 Income Change 8.6% 10.0% 9.2% $353 (’21 – ’26) $286 $269 $300 Marketü Stable, ü Affluent area ü Mature Characteristics consistent with a market $200 growth with diversity of providing minimal growing “sticky” low economic businesses cost deposits $100 peaks and valleys ü Highest $0 household 2018 2019 2020 2021 ü Supported income by levels in PA government Median Household Income ($000) enterprises ü Market and small expected to and mid- drive loan, sized deposit and $95 $95 businesses wealth $69 $66 $68 management growth Berks, PA Montgomery, PA Bucks, PA Pennsylvania U.S. Overall Note: FDIC deposit data as of June 30, 2021 except where otherwise noted. Source: S&P Global Market Intelligence, FDIC. 6 (1) FDIC Deposit data as of June 30 in each respective year.

Compelling History of Organic and M&A based Growth • Infrastructure investments from 2009 – 2014 paved the way for a successful run of organic and acquired growth • Three successful bank acquisitions from 2015 to 2018 added over $1 billion in assets while diversifying and expanding our markets of operation; additional bank acquisition announced June 30, 2021 adding over $1.2 billion in assets • New initiatives launched in 2019 and 2020 to help drive fee income businesses, including a notable expansion of the mortgage banking operation and wealth management and insurance businesses Track Record of Successful Growth ($ in millions) Announced Announced closure of three Announced the rebranding acquisition Announced acquisition of The Rory Ritrievi joins MPB as of branches and offices in full service branches of Riverview Scottdale Bank & Trust (“SB&T”) Chief Executive Officer and the FPB Division to the Mid Named 20th Best Bank To Financial Company, adding $262M of assets President Penn Bank brand Work For in the country, Corporation (2017) (2009) (2021) best in PA by American (“RIVE”), Banker will add MPB Financial (2020) $1.2B of Announced acquisition of Services Announced First Priority Financial assets formed acquisition of Corp. (“FPB”), adding (2021) Expansion of (2020) Phoenix Bancorp, $610M of assets mortgage banking adding $141M of (2018) operation assets $4.7 (2019) (2014) $1.2 $3.5 $3.5 $3.4 $3.0 $2.2 $2.1 $1.2 $1.0 $0.9 $0.8 $0.7 $0.7 $0.7 $0.6 $0.6 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021Q1 2021Q2 2021Q3 Total Assets ($B) RIVE Total Assets Source: S&P Global Market Intelligence, Company Documents. 7

Demonstrated Ability to Drive Balance Sheet Growth 1 Total Assets ($M) Gross Loans ($M) $3,453 $2,999 $2,384 $2,370 $2,231 $2,078 $1,763 $1,624 $1,170 $1,033 $910 $814 2016 2017 2018 2019 2020 2021Q3 2016 2017 2018 2019 2020 2021Q3 2 Total Deposits ($M) Core Loans ($M) $1,936 $2,962 $1,719 $2,475 $1,348 $1,912 $1,726 $1,043 $856 $743 $1,024 $935 2016 2017 2018 2019 2020 2021Q3 2016 2017 2018 2019 2020 2021Q3 (1) Excludes Loans Held for Sale. Includes PPP loans totaling $388M in 2020 and $230M in 2021Q3. (2) Represents organic loan growth (total loans (excluding HFS and PPP loans) net of acquired loans). 8 Source: S&P Global Market Intelligence, Company Documents.

Q3 2021 Highlights Selected Highlights Key Statistics 1 • Organic loans (excluding PPP and mortgage loans held for sale) grew at a rate of more than 12% since September 30, 2020 Balance • Deposits grew at a rate of more than 20% since September 30, 2020 Sheet • Non performing assets decreased by over $8.8 million since year-end 2020, reducing non-performing assets to total loans plus OREO to 0.29% • Record quarterly net income of $9.8 million • Increased non-interest income over 30% when comparing the nine Income months ended September 30, 2021 to the same period in 2020 Statement • $8.2 million of PPP loan processing fees not yet realized as income ($90 thousand related to PPP loans funded during 2020; $8.2 million related to PPP loans funded during the first half of 2021) • Announced our agreement to acquire Riverview Financial Corporation for $125 million in aggregate transaction value on June 30, 2021, entering into the Lehigh Valley/State College markets Strategic Actions – Closing expected in Q4 of 2021 • Continued growth from new PPP customers (1) Paycheck Protection Program administered by the U.S. Small Business Administration. Note: Financial information as of or for the quarter ended September 30, 2021. 9 Source: S&P Global Market Intelligence, Company Documents.

Acquisition of Riverview Financial

MID PENN BANCORP / RIVERVIEW FINANCIAL CORPORATION

Combination of Two Leading Franchises Creating a Premier Community Bank in Pennsylvania

Transaction Rationale

- ✓ Expansion into new markets - Lehigh Valley and State College region
- ✓ Expands presence into western Pennsylvania
- ✓ High quality core deposit base that exhibited stickiness during the last rate rise cycle
- ✓ Material earnings and profitability accretion due to proximity of franchises
- ✓ Accelerates our stated strategic profitability goals, increasing operating leverage and shareholder liquidity
- ✓ Low risk integration given high level of familiarity with the Riverview franchise

Key Terms & Financial Assumptions

- RIVE shareholders to receive 0.4833 shares of MPB common stock for each share outstanding
- 100% stock consideration
- Implied aggregate consideration of $124.7M[1]
  - ✓ Price to Tangible Book Value of 128%
  - ✓ Price to MRQ Annualized[2] Earnings per Share inc. Cost Saves[3] of 5.2x
- Identified cost savings of ~50% of Riverview's noninterest operating expenses

Overview of Riverview

Assets	Gross Loans (ex. HFS)	Deposits
$1.2 B	$866 M	$1.1 B

Loans / Deposits (ex. HFS)	80.1%
MRQ Cost of Deposits	0.34%
MRQ NIM	3.57%
MRQ ROAA	1.01%
Reserves / Gross Loans	1.25%

Deposits by MSA:



11%
7%
8%
22%
22%
30%

- DuBois, PA
- Harrisburg-Carlisle, PA
- Pottsville, PA
- Huntingdon, PA
- Altoona, PA

Returns & Impacts

Per Share

~25%+	~6.8%	2.00[5] - 2.25[6]
Long-Term EPS Accretion	TBV Dilution[4]	Year Earnback

Pro Forma Balance Sheet

- ~$4.7B Assets[7]
- ~$300M TCE[7]
- ~8%+ TCE / TA
- ~14%+ Total Capital Ratio

Pro Forma Profitability

- ~12%+ ROATCE
- ~1.00%+ ROAA
- ~60% - 65% Efficiency Ratio

Note: FDIC deposit data as of June 30, 2021. Source: S&P Global Market Intelligence, FDIC.

(1) Based on MPB closing price of $27.47 as of June 29, 2021
(2) MRQ annualized EPS represents GAAP EPS for the period ending March 31, 2021 annualized.
(3) Pre-tax cost savings equal to ~$14.5M.
(4) TBV dilution calculation inclusive of 100% of one-time merger-related expenses.
(5) Projected earnback period utilizing the simple method.
(6) Projected earnback period utilizing the crossover method.
(7) Pro forma assets and tangible common equity do not include purchase accounting adjustments.

MID PENN BANCORP

10

Cost Synergies Breakdown Expected Cost Synergies Breakout Significant Branch Overlap and Commentary Overlap RIVE Overlap ü $14.5M+ of pre-tax cost synergies (fully Radius Offices % of Offices Deposits realized) 1 Mile 6 24% 22% 3 Miles 9 36% 29% ü Cost savings primarily focused on 5 Miles 13 52% 50% duplicative back-office functions and branch overlap ü Overall cost saves in-line with similar MPB RIVE high overlap M&A deals Cumberland, Dauphin, and Schuylkill County Berks County Perry Countiesü Mid Penn has robust integration experience: completed 3 transactions since 2015 6 5 2 Offices Offices Offices 13 RIVE offices within ~5 miles of an MPB office (52% of RIVE franchise) Source: S&P Global Market Intelligence Note: FDIC Deposit data as of June 30, 2021. 11

Mid Penn Investment Highlights Experienced management team focused on driving franchise value Long track record and demonstrated ability to drive balance sheet growth Complimentary markets of operation provide low cost, stable deposits and higher growth lending opportunities Proven ability to acquire and successfully integrate franchises Clearly identified strategic initiatives to drive profitability and shareholder returns Strong asset quality results over the last 8 years resulting from an exceptional risk management culture History of consistent earnings, dividend and book value growth 12

Long History of Enhancing Shareholder Value Franchise Growth With Superior Resulting in Superior & Expansion Top-Line Growth Value Creation Compound Tangible Book Value per Share Revenue per Common Share Growth Total Asset Growth + Dividends (Non-GAAP) Growth MPB National Peers MPB National Peers MPB National Peers 450% 90% 180% 85% 379% 400% 155% 80% 160% 350% 70% 140% 300% 60% 120% 106% 250% 50% 100% 200% 42% 40% 80% 151% 150% 30% 60% 100% 20% 40% 50% 10% 20% 0% 0% 0% (50%) Total Assets CAGR Revenue Reven per Sha ue re per CA S G ha R re CAGR Compound TBV + Dividends CAGR Total Assets CAGR MPB National Peers MPB National Peers MPB National Peers 1 1 1 1 Year 1 Year 1 Year 13.1% 7.1% 21.8% 12.0% 15.7% 9.8% 2 2 2 5 Years 27.1% 12.0% 5 Years 6.7% 7.0% 5 Years 10.2% 7.5% 3 3 3 10 Years 10 Years 10 Years 17.0% 9.6% 6.4% 3.5% 9.8% 7.5% (1) Represents 1 year growth from 9/30/2020 to 9/30/2021. (2) Represents 5 year CAGR from 9/30/2016 to 9/30/2021. (3) Represents 10 year CAGR from 9/30/2011 to 9/30/2021. 13 Note: National Peers include 161 nationwide banks with between $1-5B of Total Assets as of December 31, 2020. Source: S&P Global Market Intelligence.

Strategic Initiatives Going Forward Core Loan Production • Generate low double digit annual loan growth • Continue to convert new “PPP” customers into commercial relationships • Attract and retain high quality commercial lenders Southeast PA Market Development • Leverage position and brand to meaningfully increase loan growth • Continued successful growth of the First Priority southeastern PA franchise • Seize new business opportunities resulting from continued M&A dislocation Fee Income Expansion • Generate 20-25% of revenues from fee income sources (intermediate goal) • Build upon success of mortgage operations to drive additional originations and revenue • Continue development of wealth management and insurance businesses Expense Rationalization & Integration of Riverview • Riverview expected to close in Q4 2021; cost synergies to be completed in 2022 • Continue to evaluate legacy Mid Penn branch network for opportunities to increases efficiencies • Maintain a 60-65% efficiency ratio and drive to 1%+ ROA Opportunistic M&A • Continuously evaluating opportunities to engage in strategic combinations and acquisitions of bank and nonbank businesses • Prepared to acquire businesses that further our strategic goals of increasing and diversifying revenue streams and enhancing shareholder value Note: FDIC deposit data as of June 30, 2021. Source: S&P Global Market Intelligence, Company Documents. 14

Discounted Valuation vs. Peers LTM Loan Growth (ex. PPP) 3 Year Loan CAGR (ex. PPP) 25% 25% 20% 20% 16% 13% 15% 15% 12% 11% 8% 10% 10% Mid Penn has best-in-class 6% 5% 5% loan growth… 0% 0% MPB Median Median MPB Median Median $2 - $ 7 $2 - $7 $2 - $ 7 $2 - $7 Billion Billion Billion Billion All High All High (1) (1) Banks Growth Banks Growth (2) (2) Banks Banks Price / Tangible Book Value per Share 1.80x 1.58x 1.60x 1.34x 1.40x ... but Mid Penn’s valuation 1.21x remains well-below peers 1.20x 1.00x MPB Median Median $2 - $ 7 Billion $2 - $7 Billion (1) All Banks High Growth (2) Banks Source: S&P Global Market Intelligence, FactSet. Note: Market data as of 11/2/2021. (1) Peers consist of major exchange-traded banks with most recent quarter total assets between $2 - $7 billion, excluding merger targets and mutuals. (2) Peers consist of major exchange-traded banks with most recent quarter total assets between $2 - $7 billion, and last twelve months loan growth (ex. 15 PPP) greater than 10%, excluding merger targets and mutuals.

Appendix 16

Experienced Management Team RORY RITRIEVI Chief Executive Officer Mr. Rory G. Ritrievi joined Mid Penn Bank and parent company Mid Penn Bancorp, Inc. in 2009 as President and Chief Executive Officer. Prior to joining Mid Penn, Mr. Ritrievi served as Market President and Chief Lending Officer of Commerce Bank/Harrisburg. Mr. Ritrievi has over 35 years of experience in the financial services industry and is a licensed, but non-practicing attorney in the Commonwealth of Pennsylvania. He currently serves on the Advisory Board for Widener Law Commonwealth’s Business Advising Certificate Program and on the Board of Directors of the Harrisburg Area YMCA and is an active member of his community. Mr. Ritrievi holds a Juris Doctor from Widener University School of Law and a Bachelor’s Degree in Economics from the University of Pittsburgh. Donald Holt Interim Chief Financial Officer Mr. Donald “Don” Holt was appointed Interim Chief Financial Officer in September 2021. Mr. Holt will lead the accounting, finance, and treasury functions, as well as oversee the investment committee, manage the ACLO and interest rate risk management processes, and oversee regulatory reporting process with banking and securities agencies. Most recently, Mr. Holt served as CFO of Community Banks, Inc. and Keystone Financial, Inc. Mr. Holt holds a degree in accounting from Franklin & Marshall College and retains the CPA designation. JUSTIN WEBB Chief Operating Officer, SEVP Mr. Justin T. Webb joined Mid Penn Bank in 2012 as Chief Credit Officer. In his current role as Senior Executive Vice President and Chief Operating Officer, he oversees the Bank’s administration, operations, credit, security/facilities groups, as well as the Bank’s acquisition transitions. He was previously employed by Bank of America and served as Vice President – Credit Risk Manager for the Commercial Real Estate Bank. Mr. Webb serves on the Board of Directors for Big Brothers Big Sisters of the Capital Region. Mr. Webb holds a Bachelor’s Degree in Finance from the University of Pittsburgh. SCOTT MICKLEWRIGHT Chief Revenue Officer, SEVP Mr. Scott W. Micklewright joined Mid Penn Bank in 2009 as Vice President and Senior Middle Market Loan Manager. Now serving as Senior Executive Vice President and Chief Revenue Officer, Mr. Micklewright oversees all aspects of net interest income generation, including all loan and deposit functions. As the primary catalyst to the development of a high performing calling team in commercial lending, cash management, residential mortgage, SBA and agricultural lending, he has built an integrated business development team during his time with Mid Penn. Mr. Micklewright holds a Bachelor’s Degree in Business Management from Millersville University. JOAN DICKINSON Chief Retail Officer Ms. Joan E. Dickinson, Executive Vice President and Chief Retail Officer, joined Mid Penn Bank in 2013 as a Vice President and Commercial Loan Officer and later served as a Regional President. Prior to joining Mid Penn, Ms. Dickinson served as a Vice President and Business Banker at Santander Bank. She started her career in banking at the former Meridian Bank in Reading, PA. Ms. Dickinson is very active in the community as a Rotarian and has served on many boards throughout the greater Harrisburg area. Ms. Dickinson has a Bachelor’s Degree in Accounting from Moravian College and an MBA from Lehigh University. MICHAEL SALERNO Managing Partner – MPB Financial Services Mr. Michael ”Mike” Salerno has over 20 years of experience as a family wealth and investment professional. He co-founded AUA Capital Management, the family office of the Unanue family in 2013. Previously, Mike was a managing director and partner of the investment and executive committees of QFS Asset Management. He was a co-founder and CIO of Cenario Capital Management. Previously, he was the founding managing director and CIO for the family office for the Ortenzio Family. Earlier in his career, Mr. Salerno was the President of M&T Capital. He holds a Master’s in Business Administration from The Wharton School. Source: Company Documents. 17

Franchise Snapshot: Corporate Structure Mid Penn Bancorp, Inc. Mid Penn Bank MPB Financial Services ü Consumer Banking ü Commercial Banking MPB Wealth MPB Risk MPB Management ü Trust and Wealth Management Services ü High / Ultra-High-ü Property & Casualtyü Tax Advisory ü Retail Brokerage Net Worth ü Accident & Healthü Family Office Comprehensive ü Private Banking Investment & ü Lifeü Philanthropic Wealth Management ü Residential Lending Management ü Disability ü Employee Benefits Source: Company Documents. 18

PPP Program Results Significant PPP success • We originated over 7,500 PPP loans, totaling over $1 billion • Our participation in the PPP program helped to protect over 80,000 jobs in the community • As of September 30, 2021, we had ~$230 million of PPP loans outstanding, net of deferred fees, or ~10% of total loans outstanding • The PPP loans have generated $38.9 million in loan processing fees • As of September 30, 2021, $30.6 million has been recognized, with another $8.2 million expected to be recognized in future quarters • Our PPP success has enabled us to efficiently generate new business and acquire new customers PPP Loans / Total Gross Loans Key Statistics as of September 30, 2021 PPP loans as a % of total gross loans as of 4Q20 PPP PPP Total ($M) Round 1 Round 2 PPP 16.1% MPB PPP / Gross PPP Loans (#) 4,104 3,419 7,523 Loans Over 2x Peers 7.2% PPP Loans ($) $630 $378 $1,008 PPP Fees $20.9 $18.0 $38.9 MPB National Peers Note: Financial information as of September 30, 2021 unless otherwise noted. National Peers include 161 nationwide banks with between $1-5B of Total Assets as of December 31, 2020. 19 Source: S&P Global Market Intelligence, Company Documents.

Diversified Loan Portfolio Loan Portfolio Composition ($000s) September 30, 2021 Loan Type Balance % Total CRE - Construction Commercial & 13% Industrial Commercial Real Estate $632,680 26.7% 48% Commercial & Industrial 1,141,345 48.1 Residential CRE - Construction 314,457 13.3 Mortgage 8% Residential Mortgage 195,636 8.3 Home Equity Home Equity 78,012 3.3 3% Consumer Consumer 8,299 0.4 Commercial Real 1% Estate Total $2,370,429 100.0% 27% Relationship-Driven Lending Strategy • Relationship-driven lending strategy with regionally-based lending and credit teams empowered to make decisions at the local level • Emphasis on community leadership – demonstrated through PPP loan production • Tax-equivalent loan portfolio yield of 4.86% for the three months ended September 30, 2021 • Major lending markets are high-growth areas of southeastern Pennsylvania and stable central Pennsylvania market, each of which is supported by State government spending and its status as a major regional transportation hub Note: Financial information is BHC consolidated data as of September 30, 2021. Source: S&P Global Market Intelligence, Company Documents. 20

Core Deposit Franchise Stable & Growing Deposit Composition ($000s) September 30, 2021 Savings & MMDA Deposit Type Balance % Total 38% Transaction Transaction $1,407,723 47.5% 47% Savings & MMDA 1,111,584 37.5 Retail Time 194,750 6.6 Retail Time Jumbo Time 247,824 8.4 7% Total $2,961,881 100.0% Jumbo Time 8% Deposit Base Comprised of Low Cost, Core Deposits • Strong deposit base with sticky funding • 0.53% cost of interest-bearing deposits for the three months ended September 30, 2021 • ~22% of deposits are noninterest bearing • 80% total loan/deposit ratio • No brokered deposits Note: Jumbo time deposits comprised of time deposits greater than $250 thousand; financial information is BHC consolidated as of September 30, 2021. Source: S&P Global Market Intelligence, Company Documents. 21

Non-GAAP Reconciliation ($000s) As of December 31, x As of Sept. 30, 2016 2017 2018 2019 2020 2021 Total Common Equity $70,467 $75,703 $223,209 $237,874 $255,688 $349,308 Goodwill 3,918 3,918 62,840 62,840 62,840 62,840 Other Intangibles 539 434 7,221 5,758 4,360 3,537 Less: Total Intangible Assets 70,061 68,598 67,200 66,377 4,457 4,352 Tangible Common Equity $66,010 $71,351 $153,148 $169,276 $188,488 $282,931 Total Assets $1,032,599 $1,170,354 $2,077,981 $2,231,175 $2,998,948 $3,453,187 Goodwill 3,918 3,918 62,840 62,840 62,840 62,840 Other Intangibles 7,221 5,758 4,360 3,537 539 434 Less: Total Intangible Assets 70,061 68,598 67,200 66,377 4,457 4,352 Tangible Assets $1,028,142 $1,166,002 $2,007,920 $2,162,577 $2,931,748 $3,386,810 Tangible Common Equity / Tangible Assets 6.42% 6.12% 7.63% 7.83% 6.43% 8.35% Tangible Book Value Per Share $15.59 $16.82 $18.10 $19.96 $22.39 $24.75 Source: S&P Global Market Intelligence, Company Filings. 22